UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHINA BIO-ENERGY CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 168933 109
(CUSIP Number)

Xinfeng Nie
Director
Nie Xingfeng Co., Ltd.
P.O. BOX 957, Offshore Incorporations Center,
Road Town, Tortola,
British Virgin Islands
Tel: 852 2384 0332

With a copy to:

Barry I. Grossman, Esq.
Adam Mimeles, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
Tel: 212 370 1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.  168933 109

1	NAMES OF REPORTING PERSONS: Nie Xingfeng Co., Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		6,492,038 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,492,038 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,492,038 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.58%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Mr. Xinfeng Nie may be deemed to be the “beneficial owner” of 6,492,038 shares held by Nie Xingfeng Co., Ltd. in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

* Percentage is calculated on the basis of 28,750,000 shares of Common Stock outstanding as of February 11, 2011.

CUSIP No.  168933 109

1	NAMES OF REPORTING PERSONS: Xinfeng Nie

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		6,492,038

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,492,038

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,492,038

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.58%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* Percentage is calculated on the basis of 28,750,000 shares of Common Stock outstanding as of February 11, 2011.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value 0.001 per share (“Common Stock’) of China Bio-Energy Corp. (the “Company”).  The principal executive office of the Company is located at Pudong Building, 2nd Floor, Jiulong Avenue, Longwen District, Zhangzhou City Fujian Province People’s Republic of China.

Item 2. Identity and Background

(a) This Schedule13D is filed on behalf of Nie Xingfeng Co., Ltd. and Xinfeng Nie (each individually as a “Reporting  Person” and collectively as the “Reporting Persons”).

(b) The business address of both Reporting Persons is P.O. BOX 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(c) Nie Xingfeng Co. Ltd is a holding company whose principal business is to hold, transact and dispose of the Common Stock.  Mr. Xinfeng Nie is the Chairman of the Board of the Company and President of the Company’s operating subsidiary, Fujian Zhangzhou Ding Neng Bio-technology Co., Ltd (“Ding Neng Bio-tech”), a corporation organized under the laws of the PRC.   The Company and Ding Neng Bio-tech both have their principal business address at Pudong Building, 2nd Floor, Jiulong Avenue, Longwen District, Zhangzhou City Fujian Province People’s Republic of China.

(d) Neither of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Xinfeng Nie is a citizen of the People’s Republic of China and Nie Xingfeng Co., Ltd. is a company formed under the laws of British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the closing (the “Closing”) of the transactions contemplated by a Share Exchange Agreement dated November 12, 2010 and an Amendment to the Share Exchange Agreement dated December 6, 2011 by and among the Company, Ding Neng Holdings Limited, a British Virgin Islands holding company (“Ding Neng Holdings”), and shareholders of Ding Neng (collectively, the “Ding Neng Shareholders”) (as amended the “Share Exchange Agreement” and such transactions, the “Share Exchange”), the Company acquired all of the outstanding equity securities of Ding Neng Holdings from the Ding Neng Shareholders; and the Ding Neng Shareholders transferred and contributed all of their issued and outstanding ordinary shares of Ding Neng Holdings to the Company.  In exchange, Ding Neng Shareholders were issued 25,875,000 shares of newly issued Common Stock, or 90% of the issued and outstanding shares of Common Stock effective as of February 10, 2011.  Nie Xingfeng Co. Ltd., which held 25.09% of Ding Neng Holdings, was issued 6,492,038 shares of Common Stock.

As a result of the Share Exchange, Ding Neng Holdings became a wholly-owned subsidiary of the Company.  Ding Neng Bio-technology Co., Limited, a Hong Kong company, which is 100% owned by Ding Neng Holdings, owns 100% of Zhangzhou Fuhua Biomass Energy Technology Co., Ltd, a wholly foreign owned enterprise organized under the laws of the People’s Republic of China, which has, through various contractual agreements, management control and the rights to the profits of Ding Neng Bio-tech, as a variable interest entity.  Ding Neng Bio-tech engages in the production, refinement and distribution of bio-diesel fuel in southern China.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement and Amendment to the Share Exchange Agreement, attached as Exhibit 99.1 and 99.2 respectively to this Schedule 13D.

Item 4. Purpose of Transaction

The purpose of the Share Exchange was for the Company to acquire 100% ownership of Ding Neng Holdings, and for Ding Neng Shareholders to obtain a controlling interest in the Company. The Reporting Persons acquired the securities set forth in this Schedule 13D for investment purposes and to effect the Share Exchange.

In connection with the Share Exchange, Zhenyu Wang, Mingfei Yang, Yuefeng Wang, Yinan Zhang, Renbin Yu, Yong Bian and Xiaoshuang Chen resigned as directors and officers of the Company.  The Company appointed Mr. Xinfeng Nie, Sanfu Huang, Jingmei Weng, Zhibin Jin, Jianjun Xu, Mingyong Hu, Fulun Su, and Bin Zhao as directors and officers of the Company effective as of February 10, 2011.

At the date of this Schedule 13D, neither the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Company;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company’s business or corporate structure;

(g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)    (i) On February 10, 2011, pursuant to the Share Exchange Agreement and as a result of the Share Exchange, Nie Xingfeng Co., Ltd., became the beneficial owner of 6,492,038  shares of Common Stock representing 22.58% of the issued and outstanding shares of Common Stock.

         (ii) Mr. Xinfeng Nie, as the sole director of Nie Xingfeng Co., Ltd, may be deemed to be the beneficiary owner having power to direct the voting and disposition of the Common Stock held by Nie Xingfeng Co., Ltd.

(b)    (i) Nie Xingfeng Co., Ltd, beneficial owns 6,492,038  shares of Common Stock.

         (ii) Mr. Xinfeng Nie directly owns none of the Common Stock, although he may be deemed the beneficial owner of the 6,492,038  shares of Common Stock as sole director of Nie Xingfeng Co., Ltd., pursuant to Rule 13d-3 of the Act.

(c) Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1-  Share Exchange Agreement dated November 12, 2010 by and among the Company, Ding Neng Holdings and Ding Neng Shareholders.*

Exhibit 99.2  - Amendment to the Share Exchange Agreement dated December 6, 2011 by and among the Company, Ding Neng Holdings and Ding Neng Shareholders. *

Exhibit 99.3-  Joint Filing Agreement. **

*incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2011

** filed herein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIE XINGFENG CO., LTD.

February 22, 2011	By:	/s/ Xinfeng Nie

	Name:	Xinfeng Nie
	Title:	Director

February 22, 2011	/s/ Xinfeng Nie
Xinfeng Nie